Exhibit 21

Subsidiaries of Northwest Bancshares, Inc.

•	Northwest Bank, a Pennsylvania-chartered savings bank

•	Northwest Bancorp Capital Trust III, a Delaware statutory business trust

•	Northwest Bancorp Statutory Trust IV, a Connecticut statutory business trust

•	LNB Trust II, a Delaware statutory business trust

•	Union National Capital Trust I, a Delaware statutory business trust

•	Union National Capital Trust II, a Delaware statutory business trust

Subsidiaries of Northwest Bank

•	Northwest Financial Services, Inc., a Pennsylvania corporation

•	Northwest Capital Group, Inc., a Pennsylvania corporation

•	Allegheny Services, Inc., a Delaware corporation

•	Great Northwest Corporation, a Pennsylvania corporation

•	The Bert Company (doing business as Northwest Insurance Services), a Pennsylvania corporation